Prime Number Holding Limited

1129 Northern Blvd., Suite 404

Manhasset, NY 11030

April 11, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Prime Number Holding Limited

Draft Registration Statement on Form F-4

Submitted on February 13, 2023

CIK No. 0001964021

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated March 14, 2023 (the “Letter”) regarding the Prime Number Holding Limited’s (the “Company”) draft registration statement on Form F-4 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-4”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-4, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form F-4 submitted February 13, 2023

General

1.	Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 28, 85, and 91 of the Amended F-4.

2.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 152, and 224 of the Amended F-4.

3.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 168 of the Amended F-4 and has made conforming revisions on pages 24, 41, 133, and 169.

4.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 156 of the Amended F-4.

5.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 28, 97, 109 of the Amended F-4.

6.	We note that the SPAC IPO underwriters performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the SPAC IPO underwriters that are contingent on completion of the business combination.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 135 of the Amended F-4, and has made conforming changes on pages 3 (cover page), 10 and 44 of the Amended F-4.

7.	Please provide the disclosure required in Item 18(a)(7)(ii) of Form F-4 which requires disclosure of the information required by Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 221 of the Amended F-4, and has made conforming changes on pages 3 (cover page), 10 and 44 of the Amended F-4.

8.	We note your disclosure that you will sell additional securities in an amount that is at least $20 million, and you do not expect PNAC’s sponsors or affiliates to participate in the transaction financing. Please update in a future filing, if PNAC’s sponsors or affiliates do participate in the transaction financing, to disclose the key terms of any convertible securities and the potential impact of those securities on non-redeeming shareholders.

Response: In response to the Staff’s comment, we respectfully advise the Staff that if PNAC’s sponsors or affiliates do participate in the transaction financing, the Company will disclose the key terms of any convertible securities and the potential impact of those securities on non-redeeming shareholders in subsequent filings of the F-4.

9.	We note the statement “except as disclosed otherwise” in your document. Please revise to include the exceptions in this section.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 228 of the Amended F-4.

10.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 93 of the Amended F-4 and has made conforming changes on pages 10 and 39.

Cover Page

11.	Please disclose on your cover page that following the business combination you will be a “controlled company” within the meaning of NASDAQ rules and the controlling shareholders’ anticipated total voting power. Also disclose on the cover page that you will be a “foreign private issuer” and the related exemptions on which you will be entitled to rely.

Response: In response to the Staff’s comment, the Company has included additional disclosure on the cover page (page 3) of the Amended F-4 and has made conforming changes on pages 44, 45, 101, and 219.

Industry and Market Data, page 13

12.	We note your disclosure that you obtained some of the market and industry data included in the proxy statement/ prospectus from publicly available information and industry publications and that you have not independently verified this data and information. This statement appears to imply a disclaimer of responsibility for this information in the proxy statement/ prospectus. Please either revise this section to remove such implication or specifically state that you are liable for all information in the proxy statement/ prospectus.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 13 of the Amended F-4.

Holders of PubCo Ordinary Shares Table - Bottom Table, page 21

13.	We note that Footnote (13) is missing details and revise (10) through (12) as they do not appear to be properly noted. Please also revise and disclose the terms of the Incentive Plan. Also, explain why you do not have any disclosure related to the Incentive Plan in the financial statement section.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 21 of the Amended F-4. To the extent the comment requires a clarification of the Incentive Plan in the Table on page 21, we have revised Footnote 13 (renumbered as footnote 11 of the Amended F-4) accordingly to add cross-references to the disclosure of Incentive Plan. However, to the extent that the comment requests an explanation over why Incentive Plan is not disclosed in the financial statement sections, the Company respectfully advises the Staff that Prime Number Holding Limited is not an affiliate of Prime Number Acquisition I Corp. or NOCO-NOCO PTE. LTD., and therefore no financial data regarding Prime Number Holding Limited are consolidated into the financial statements of Prime Number Acquisition I Corp. or NOCO-NOCO PTE. LTD. In addition, the PubCo Ordinary Shares underlying the PubCo Incentive Plan will be issued upon or after the closing of the Business Combination, and therefore, will not impact the historical/pro forma financial statements of Prime Number Acquisition I Corp., NOCO-NOCO PTE. LTD, or the PubCo, as applicable.

14.	Please expand your disclosure about the shares issued and outstanding for PubCo’s Ordinary Shares at the Closing in Footnote (12). In your disclosure, explain when these shares are issued and who owns the shares.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 21 of the Amended F-4.

Selected Historical Financial Data of PNAC
Balance Sheets, page 47

15.	Please revise the current assets of December 31, 2021 to the reflect the correct amount.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 49 of the Amended F-4.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 49

16.	We note your Assuming Maximum Redemption scenarios, including Scenario 2 and Scenario (D) throughout your document that assumes the shareholders of PNAC elect to redeem shares such that the cash balance in the trust account meets the minimum requirement as required by the Business Combination Agreement. Please revise all of your scenarios throughout, including the unaudited pro forma financial statements, to reflect the maximum scenario for the full amount of contingency without any adjustments.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 50, 151-154 of the Amended F-4.

17.	Please revise your table on page 49 to also present the historical summary information of noco-noco.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 50 and 157 of the Amended F-4.

18.	Please explain your computation of book value per share. In this regard, revise your historical amounts for shareholders’ equity and weighted average shares outstanding basic and diluted of non-redeemable common stock amounts for PNAC to reflect the correct amounts and revise your resulting calculations accordingly, including book value per share. Also revise to present book value and per share and weighted average shares outstanding information for pro forma combined scenarios.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 50 and 157 of the Amended F-4.

Risk Factors
PNAC’s Warrant Agreement, which is being assigned..., page 97

19.	We note your disclosure regarding the forum selection provision. Please revise to disclose whether your forum selection provision applies to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 98 of the Amended F-4.

Risk Factors
You may face difficulties in protecting your interests..., page 100

20.	We note your disclosure here regarding the difficulties of effecting service of process and enforcing judgments obtained in the United States. Please revise to include a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements.

Response: In response to the Staff’s comment, the Company has included a separate Enforceability section on pages 250-251 of the Amended F-4.

The Business Combination Proposal
PNAC’s Initial Public Offering, page 123

21.	Please quantify and disclose the total amount of cash redemptions by PNAC stockholders that have occurred as of the most recent date practicable.

Response: In response to the Staff’s comment, the Company has included a separate Enforceability section on page 124 of the Amended F-4.

The Business Combination Proposal
Background of the Business Combination
Timeline of the Business Combination, page 126

22.	We note your disclosure that noco-noco and PNAC agreed to set the final valuation in the lower end of the valuation range at $1.35 billion. Please revise to disclose all material factors that the PNAC Board relied upon in agreeing to the current valuation. Explain the quantitative factors regarding why the valuation decreased from what was initially discussed.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 127 of the Amended F-4.

23.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, proposals and counter-proposals, and the minimum cash amount. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page128 of the Amended F-4.

24.	Please clarify the basis for the initial $2.5 valuation. You say that it was the “desired” valuation, which implies that noco-noco proposed it and the SPAC simply accepted it without analysis. If the SPAC board conducted any material analysis in connection with its negotiations regarding the valuation of noco-noco, discuss the material features of that analysis.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 127 of the Amended F-4.

25.	It appears that the license-in agreement was executed during the timeline of the business combination. Please revise to describe if this agreement and its terms were discussed by the SPAC and noco-noco. Include whether the planned $30 million payment under that agreement was discussed and the source of funds to be used.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 127 of the Amended F-4 and has made conforming changes on page 129 of the Amended F-4.

The Business Combination Proposal
PNAC Board’s Reasons for the Approval of the Business Combination, page 128

26.	Your disclosure on page 129 that your board considered the risks that noco-noco will not achieve its financial projections implies that your board was provided, reviewed and considered these projections and that such projections were a material factor considered in determining to approve the transaction. Please revise to disclose the projections and all material assumptions underlying them and how your board considered them. Also revise to discuss when the projections were prepared, who prepared them and when they were provided during the course of negotiations.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 131-132 of the Amended F-4.

27.	Discuss in greater detail the growth projections and comparable company analysis mentioned in the second numbered paragraph. Also discuss whether and, if so, how you considered the anticipated $30 million payment to noco-noco’s majority shareholder and the related impact to the post-transaction company’s liquidity and capital resources.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 131-133 of the Amended F-4.

The Business Combination Proposal
Interests of PNAC’s Directors and Officers in the Business Combination, page 129

28.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 24-25, 41-42, 133-134, 169-170 of the Amended F-4.

29.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 24-25, 41-42, 133-134, 169-170 of the Amended F-4, and has made conforming changes on pages 44,106, 134, 135, 138, 139, 140, 141 and 142.

30.	We note the disclosure that the SPAC sponsor and affiliates “may” purchase SPAC securities in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: In response to the Staff’s comment, the Company advises and represents to the Staff that in the event that Prime Number Acquisition LLC and Glorious Capital LLC (together with Prime Number Acquisition LLC, the “Sponsors”), the sponsors of Prime Number Acquisition I Corp. (the “SPAC”), and any of the Sponsors’ affiliates purchase the SPAC’s securities outside of the redemption offer in connection with a business combination transaction, such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act as follows:

•	the Sponsors or their affiliates will purchase the SPAC’s securities at a price no higher than the price offered through the SPAC’s redemption process;

•	the Securities Act registration statement or proxy statement filed for the business combination transaction would include a representation that any Company securities purchased by the Sponsors or their affiliates would not be voted in favor of approving the business combination transaction;

•	the Sponsors or their affiliates do not possess any redemption rights with respect to the SPAC’s securities or, if they possess redemption rights, they waive such rights; and

•	the SPAC discloses in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following:

o	the amount of the SPAC’s securities purchased outside of the redemption offer by the Sponsors or their affiliates, along with the purchase price;

o	the purpose of the purchases by the Sponsors or their affiliates;

o	the impact, if any of the purchases by the Sponsors or their affiliates on the likelihood that the business combination transaction will be approved;

o	the identities of the SPAC’s security holders who sold to the Sponsors or their affiliates (if not purchased on the open market) or the nature of the Company’s security holders (e.g., 5% security holders) who sold to the Sponsors or their affiliates; and

o	the number of SPAC’s securities for which the SPAC has received redemption requests pursuant to the redemption offer.

Consistent with this analysis, the Company has made conforming revisions on pages 26, 44, 134 of the Amended F-4.

31.	We note that the SPAC sponsor and affiliates “may” enter into an agreement with “investors and others” to provide them with incentives to acquire public shares to reduce the redemption rate. Please provide your analysis on how such purchases comply with Rule 14e-5.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff the same analysis in response to Comment 30 would apply. As such, the Company has made conforming revisions on pages 26, 43, 134 of the Amended F-4.

Material Tax Considerations, page 140

32.	We note your disclosure here and in the Business Combination Agreement indicating that the parties intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Please file a tax opinion that address each material tax consequence discussed in this section.

Response: In response to the Staff’s comment, the Company has updated the exhibit index of the Amended F-4. The tax opinion will be filed in the first public filing on the Form F-4.

Pro Forma PubCo Ordinary Shares at Closing Table, page 149

33.	In the table, we note you present Scenarios 1 and 2 instead of Scenarios A and D. Please revise your Scenarios for consistency throughout the document.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 50, and 151-154 of the Amended F-4.

34.	We note from page F-29 that each holder of a right (the “Rights”) will receive one-eighth (1/8) of one share of Class A common stock upon consummation of a Business Combination, even if the holder of such Right redeemed all shares held by it in connection with a Business Combination. Please advise or, therefore, revise the table to show the number of PubCo’s ordinary shares to be issued for the PNAC’s Rights, which is 806,250 shares, so that the total outstanding PNAC Public shares are 6,450,000.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 152 and 156 of the Amended F-4.

35.	The proforma financial information on page 150 does not appear to reflect the shares to be issued to the Sellers. Please revise tables and notes accordingly.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 153 of the Amended F-4.

36.	Please attach footnote (3) to the area it is referencing.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 152 of the Amended F-4.

37.	In the table, footnote (1) is not related to the Sellers. Please revise.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 152 of the Amended F-4.

Unaudited Pro Forma Condensed Combined Statement for the Fiscal Year Ended June 30, 2022, page 151

38.	Please revise to show PNAC instead of PNAI on top of the second column if true.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 154 of the Amended F-4.

39.	We note on page 152 that PNAC’s unaudited statement of operations for the year ended June 30, 2022, is included elsewhere in this filing. The period for the condensed statement of operations for PNAC should be between July 1, 2021, and June 30, 2022. In a separate footnote, please show how you calculate the PNAC’s statement of operations for the fiscal year ended June 30, 2022, by adding the statement of operations between July 1, 2021, and December 31, 2021, and the statement of operations between January 1, 2022, and June 30, 2022. Also in this regard, revise your disclosures on pages 49, 148 and 152.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 48-49, 141-155 of the Amended F-4.

40.	Please revise to present historical and pro forma per share amounts on the face of the pro forma information to be compliant with Rule 11-02(9) for all scenarios and entities. Also in this regard, the earnings per share on this page is not consistent with the disclosure on page 154.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 50, 157 of the Amended F-4.

Comparative Per Share Data, page 153

41.	Please revise to include the historical information for noco-noco. Also revise shareholders’ equity (deficit) as well as weighted average shares outstanding basic and diluted of non-redeemable common stock to agree to appropriate amounts.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 157 of the Amended F-4.

42.	Please revise to include reconciliations for your computations of net income or loss per share for historical and pro forma scenarios. Additionally, revise your footnote to include common stock equivalents, if any, which were excluded from the computation of pro forma diluted net loss per share because including them would be anti-dilutive.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 157 of the Amended F-4.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 153

43.	Adjustment (a) made under the maximum redemption on page 150 does not appear correct, which is the same as the adjustment under the minimum redemption. Please advise and revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 153 of the Amended F-4.

44.	Adjustment (b) is mislabeled on page 150. For example, the adjustment of $65,853,572 to Cash and Cash Equivalents under the No Redemption Scenario should be Adjustment (b), not Adjustment (e). Please revise.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 153 of the Amended F-4.

45.	Regarding Adjustment (d), we note from page 5 that PNAC and the New SubCo shall use reasonable best efforts to obtain equity financing on the terms mutually agreed to by noco-noco and PNAC, in an amount that is at least $20,000,000 prior to or upon the Share Exchange Closing. Please clarify if there is a signed commitment by PIPE investors, otherwise, please remove Adjustment (d) from the Transactions Adjustments as it does not appear appropriate. Further, tell us and disclose how you will meet the condition requiring available acquiror cash of at least $20,000,000 prior to or upon the Share Exchange Closing in the Business Combination Agreement without the PIPE proceeds.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 153 and 156 of the Amended F-4 and has made conforming changes throughout the Amended F-4. In addition, the Company has acknowledged the Staff’s comments on the closing condition of Available Acquiror Cash of $20,000,000. The Company respectfully submits that it is currently actively working with noco-noco to secure certain PIPE financings, and will update the relevant disclosure in the Amended F-4 when there is any definitive agreement for such PIPE financings.

46.	Regarding Adjustment (e), please address the following:

•	Revise your footnote to itemize the transaction costs in detail. For each itemized transaction cost, explain how the adjustment is made in the Pro Forma Financial Information. Please note that the transaction fees must be recorded as a credit from cash and as a debit to expenses except for the Deferred Underwriting Fees.

•	The Deferred Underwriting Fees should be credited from cash. This comment also applies to Adjustment 4(a). Please revise.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 156 of the Amended F-4.

47.	Regarding Adjustment (g), please address the following:

•	On page 132, we note that Prime Number Capital LLC (“PNCPS”) will be paid $300,000 in cash and 609,756 newly issued PubCo Ordinary Shares at the closing. Explain how you calculate the total fee to be $4,692,195 when the PNAC ordinary share price is $10.25.

•	The business combination transaction costs in cash or in equity are expensed as incurred. Please refer to ASC 718 and 805-10-25-23 and revise.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 153 and 156 of the Amended F-4. The total fee was calculated by multiplying 609,756 shares by $10.25 and then subtracting $1,557,804 for the existing shares issued by noco-noco.

Noco-noco’s Business
Our History, page 183

48.	Revise to explain the reasons for the termination of the two reverse takeover transactions. It is unclear what you mean by “commercial reasons.”

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 186 of the Amended F-4.

Unique Own-and-Lease Business Model..., page 185

49.	Please disclose the basis for your disclosure that your batteries have double the number of cycles compared to conventional batteries.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 188 of the Amended F-4.

Carbon Abatement Solutions and Carbon Credit Sales, page 188

50.	We note you have been contracted to deliver carbon abatement projects in Australia and PNG. Please revise to disclose the material terms of these agreements, including the term and termination provisions.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 193-194 of the Amended F-4.

Partnerships, page 197

51.	We note your disclosures that certain MOUs expired on December 31, 2022, and you are in the process of renewing. If applicable, please update these disclosures in a future filing. In addition, please clarify for each MOU the ability of either party to cancel the MOU.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 201of the Amended F-4, which described the renewed MOUs and supplemented the renewal or termination clause for the relevant MOUs, to the extent these MOUs contain such clauses.

52.	Please revise to identify the “leading” automaker and the “well-known” energy solution company.

Response: The Staff’s comment is well noted. The Company has sought consents from the leading automaker and the well-known energy solution company, respectively, to disclose their identities in the Draft Registration Statement; however, the two companies prefer their identities not to be disclosed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of noco-noco
Liquidity and Capital Resources, page 207

53.	Please discuss the obligation to make the $30 million payment to your affiliate and how it will impact your liquidity and capital resources before and after the business combination.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 211 of the Amended F-4.

Controlled Company Status, page 215

54.	In the last paragraph, you state you will not rely on controlled company exemptions. Please reconcile with your disclosures regarding your compensation and nominating and corporate committee that you will rely on those exemptions. Your revisions should clearly and consistently explain whether you intend to rely on exemptions available to you as a controlled company and as a foreign private issuer.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 219 of the Amended F-4.

Certain Relationships and Related Person Transactions, page 221

55.	We note your disclosure PNAC had no borrowings under the working capital loans as of September 30, 2022. In addition, we note noco-noco had drawn an aggregate amount of $1.5 million on the promissory note from 3DOM Alliance as of December 31, 2022. Please revise your disclosure to include the amount outstanding as of the latest practicable date. Refer to Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 211 and 226 of the Amended F-4.

License-in Agreement, page 223

56.	Please revise throughout your document to clarify when the $30 million payment will be made and the source of funds.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 127, 197, 211 and 227 of the Amended F-4. The $30 million payment will be made with the funds raised in the Business Combination, including any remaining funds in the Trust Account, the potential Transaction Financing, and other future financing after the closing of the Business Combination. In addition, 3DOM Alliance agreed to work with noco-noco or PubCo, as applicable, to defer the payment or adjust payment schedule to ensure that PubCo can prioritize daily operations after the closing in the event that the funds are not sufficient to maintain the liquidity of PubCo.

Financial Statements
Prime Number Holding Limited, page F-1

57.	We note that PubCo was incorporated under the laws of the Cayman Islands on December 28, 2022, with an aggregate share capital of $50,000 divided into 500 million registered shares of a par value of $0.0001 per share. We also note on page 21 that PubCo’s working capital shares is 300,000 shares which represents 5% of PubCo’s outstanding shares at the closing. Please file the registrant, Prime Number Holding Limited, in accordance with Rule 8-02 of Regulation S-X or advise accordingly.

Response: In response to the Staff’s comment, we respectfully advise the Staff that PubCo is a shell company incorporated for the purpose of effectuating the Business Combination. As of the date of this letter, it has issued one share to Mr. Dongfeng Wang, CEO of Prime Number Acquisition I Corp., for certain Cayman Islands corporate governance purposes. To the extent that the comment arises from the disclosure on page 21, we have revised page 21 of the Amended F-4 to further clarify the issue. As provided on the revised page 21 and the Prospectus of Prime Number Acquisition I Corp. filed with the SEC on May 17, 2022 (File No. 333-262457), if any working capital loans or extension loans are provided by the Sponsors or other affiliates of Prime Number Acquisition I Corp. to Prime Number Acquisition I Corp., such loans may be converted into up to 300,000 working capital shares of Prime Number Acquisition I Corp. (for $10 per share). Upon Closing of the Business Combination, such working capital shares may be converted into PubCo Ordinary Shares. We respectfully advises the Staff that no such loans have been provided as of the date of this Letter, and PubCo has not issued or converted any such shares as of the date of this Letter.

Noco-noco Pte. Ltd.
Notes to the Financial Statements
Foreign Currency Translation, page F-10

58.	Please disclose noco-noco Pte. Ltd.’s reporting and functional currencies.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page F-10 of the Amended F-4.

Subsequent Events, page F-14

59.	Revise your disclosure to present in U.S. Dollars.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page F-14 of the Amended F-4.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:  /s/ Dongfeng Wang

Dongfeng Wang

cc:   Arila Zhou, Esq.

Robinson & Cole LLP